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                             December 3, 2020

       Scott T. Parker
       Executive Vice President and Chief Financial Officer
       Ryder System, Inc.
       11690 N.W. 105th Street
       Miami, Florida 33178

                                                        Re: Ryder System, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-04364

       Dear Mr. Parker:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 7. Revenue Earning Equipment, Net, page 94

   1. We note that you disclose cost and accumulated depreciation for revenue earning equipment held for
operating lease by product offering categories ChoiceLease and
                                                        Commercial rental. We
note your review of the estimated residual values and useful lives of revenue earning
equipment is based on vehicle class, generally subcategories of trucks, tractors and trailers
by weight and usage. We also note that in the second quarter of 2020, you lowered your
estimated residual values primarily for your truck fleet, and to a lesser extent, your tractor
fleet, effective April 1, 2020.

                                                        Please disclose
balances and accumulated depreciation of major classes of revenue earning equipment held
for operating lease at the balance sheet date. Refer to ASC 842-
                                                        30-50-13 and ASC
360-10-50-1.
 Scott T. Parker
Ryder System, Inc.
December 3, 2020
Page 2



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameScott T. Parker                         Sincerely,
Comapany NameRyder System, Inc.
                                                          Division of
Corporation Finance
December 3, 2020 Page 2                                   Office of Trade &
Services
FirstName LastName